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Pan American Silver Announces Suspension of Huaron and Morococha Operations in Peru

Vancouver, B.C. - July 20, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) announced today that it is moving its Huaron and Morococha operations in Peru into care and maintenance in response to several workers at the mines recently testing positive for COVID-19. Testing and tracing of the COVID-19 virus are part of the comprehensive protocols Pan American has implemented across all of its operations in response to COVID-19. Reduced workforces will conduct care and maintenance activities at Huaron and Morococha until it is determined that normal operations can safely resume.

Further information on the health and safety protocols implemented by Pan American in response to COVID-19 is available at: https://www.panamericansilver.com/company/covid-19-response/

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 26-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol “PAAS”.
Learn more at panamericansilver.com.

For more information, please contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1